SECURITIES AND EXCHANGE COMMISSION

Investment Company Act Release No. 34856; File No. 812-15441

Cloudflare, Inc.

March 15, 2023

AGENCY: Securities and Exchange Commission ("Commission").

ACTION: Notice.

Notice of application for an order under Section 3(b)(2) of the Investment Company Act of 1940 ("Act").

Applicant: Cloudflare, Inc.

Summary of Application: Applicant seeks an order under Section 3(b)(2) of the Act declaring it to be primarily engaged in a business other than that of investing, reinvesting, owning, holding or trading in securities. Applicant states that it is in the business of providing secure network cloud services.

Filing Dates: The application was filed on March 3, 2023.

Hearing or Notification of Hearing: An order granting the requested relief will be issued unless the Commission orders a hearing. Interested persons may request a hearing by e-mailing the Commission's Secretary at Secretarys-Office@sec.gov and serving applicants with a copy of the request, by e-mail if an e-mail address is listed for the relevant Applicant below, or personally or by mail, if a physical address is listed for the relevant Applicant below. Hearing requests should be received by the Commission by 5:30 p.m. on April 10, 2023, and should be accompanied by proof of service on the applicants, in the form of an affidavit, or for lawyers, a certificate of service. Pursuant to rule 0-5 under the Act, hearing requests should state the nature of the writer's interest, any facts bearing upon the desirability of a hearing on the matter, the reason for the request, and the issues contested. Persons who wish to be notified of a hearing may request

notification by e-mailing the Commission's Secretary at Secretarys-Office@sec.gov.

ADDRESSES: The Commission: Secretarys-Office@sec.gov. Applicant: Thomas Seifert, Chief

Financial Officer, Cloudflare, Inc., at corporate-legal@cloudflare.com; Amy Caiazza, at

acaiazza@wsgr.com.

FOR FURTHER INFORMATION CONTACT: Jennifer O. Palmer, Senior Counsel, or

Terri G. Jordan, Branch Chief, at (202) 551-6825 (Division of Investment Management, Chief

Counsel's Office).

SUPPLEMENTARY INFORMATION: The following is a summary of the application. For

Applicant's representations, legal analysis, and conditions, please refer to Applicant's

application, dated March 3, 2023, which may be obtained via the Commission's website by

searching for the file number at the top of this document, or for an Applicant using the Company

name search field, on the SEC's EDGAR system. The SEC's EDGAR system may be searched

at https://www.sec.gov/edgar/searchedgar/legacy/companysearch.html. You may also call the

SEC's Public Reference Room at (202) 551-8090.

Applicant's Representations:

    1. Applicant states that it is a Delaware corporation formed in 2009 that, directly and

through its wholly-owned subsidiaries,[1] is engaged in the business of providing secure network

cloud services.

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[1] Applicant states that 13 of its 24 wholly-owned subsidiaries conduct businesses that are integrally related to the Applicant's business, such as sales and marketing or research and development ("R&D") activities in their respective jurisdictions. Applicant states that its remaining 11 subsidiaries are non-operating holding companies or non-operating companies with de minimis assets. Applicant further states that none of its subsidiaries meet the definition of an "investment company" in Section 3(a) of the Act.

2.   Applicant states that its business is highly capital intensive, requires R&D of new

technologies, and does not involve the Applicant acquiring or retaining significant "hard"

operating assets. Applicant states that it maintains significant cash reserves that it seeks to invest

for purposes of conserving capital and providing liquidity until the funds are used in its cloud-

based services and technology business. As described more fully in the application, Applicant

states that it requires significant liquid capital primarily to: (i) fund R&D for new products and

services, (ii) otherwise fund its operations, and (iii) make other capital expenditures in keeping

with the growth of the Applicant's cloud-based services and technology business.

3.   Applicant states that it has financed operations primarily through offerings of debt

and equity securities, but ultimately seeks to generate cash from its operations to support its

business. Applicant states that it seeks to preserve capital and maintain liquidity, pending the use

of such capital for its operations, by investing in "Capital Preservation Instruments."[2] Applicant

states that it may in the future make strategic investments in "other investments" consistent with

Rule 3a-8. Applicant states that such securities will not be acquired for speculative purposes.

Applicant's Legal Analysis:

1.   Applicant seeks an order under Section 3(b)(2) of the Act declaring that it is primarily

engaged in a business other than that of investing, reinvesting, owning, holding or trading in

securities and therefore is not an investment company as defined in the Act.

2.   Section 3(a)(l)(A) of the Act defines the term "investment company" to include an

issuer that is or holds itself out as being engaged primarily, or proposes to engage primarily, in

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[2] As used in Applicant's application, Capital Preservation Instruments refers collectively to any cash items and securities that are held for the purpose of conserving Applicant's capital and liquidity until they are used by Applicant to support its business (as such business is described in Applicant's application). Such holdings are liquid (i.e., can be readily sold), earn competitive market returns and present a low level of credit risk, including short-term investment grade securities, Government securities (as defined in Section 2(a)(16) of the Act), securities of money market funds registered under the Act, and other cash items; but excluding investments in equity or speculative instruments.

the business of investing, reinvesting or trading in securities. Section 3(a)(l)(C) of the Act

further defines an investment company as an issuer that is engaged or proposes to engage in the

business of investing, reinvesting, owning, holding or trading in securities, and owns or proposes

to acquire investment securities having a value in excess of 40% of the value of the issuer's total

assets (exclusive of Government securities and cash items) on an unconsolidated basis. Section

3(a)(2) of the Act defines "investment securities" to include all securities except Government

securities, securities issued by employees' securities companies, and securities issued by

majority-owned subsidiaries of the owner which (a) are not investment companies and (b) are not

relying on the exclusions from the definition of investment company in Section 3(c)(1) or

Section 3(c)(7) of the Act. Applicant states that it has never been, is not now, and does not

propose to be, primarily engaged in the business of investing, reinvesting, owning, holding, or

trading in securities. Applicant states, however, that it historically held and currently holds

investment securities that exceed 40% of its total assets on an unconsolidated basis (exclusive of

Government securities and cash items). Applicant states that it therefore may be an "investment

company" pursuant to Section 3(a)(l)(C) of the Act absent an exclusion or exemption.

    3. Rule 3a-8 under the Act provides an exclusion from the definition of investment

company if, among other factors, a company's R&D expenses are a substantial percentage of its

total expenses for the last four fiscal quarters combined. While Applicant states that it believes

that it complies with the conditions of Rule 3a-8, Applicant states that it is concerned that its

R&D expenses, while substantial in absolute terms, may not always be considered substantial as

a ratio of overall expenses. Although Applicant states that it anticipates R&D expenses to

increase in absolute terms, such expenses are not anticipated to increase proportionately with

Applicant's overall expenses, particularly given increases in expenses related to sales and marketing, the administration of a rapidly expanding employee base, and other administrative expenses. Applicant states that its R&D expenses have fluctuated between 18.34% and 25.04% of total expenses over the past six years, and Applicant expects R&D expenses to decrease relative to total expenses over time.

4. Section 3(b)(2) of the Act provides that, notwithstanding Section 3(a)(l)(C) of the Act, the Commission may issue an order declaring an issuer to be primarily engaged in a business other than that of investing, reinvesting, owning, holding, or trading in securities directly, through majority-owned subsidiaries, or controlled companies conducting similar types of businesses. Applicant requests an order under Section 3(b)(2) of the Act declaring that it is primarily engaged in a business other than that of investing, reinvesting, owning, holding or trading in securities, and therefore is not an investment company as defined in the Act.

5. In determining whether an issuer is "primarily engaged" in a non-investment company business under Section 3(b)(2) of the Act, the Commission considers the following factors: (a) the company's historical development, (b) its public representations of policy, (c) the activities of its officers and directors, (d) the nature of its present assets, and (e) the sources of its present income.[3]

6. Applicant submits that it satisfies the criteria for issuance of an order under Section 3(b)(2) of the Act because Applicant is primarily engaged in the business of providing secure network cloud services and is not in the business of investing, reinvesting, owning, holding or trading in securities.

a. <u>Historical Development</u>. Applicant states that, since its inception in 2009, Applicant has operated in the cloud software sector to develop comprehensive, scalable network cloud

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[3] <u>Tonopah Mining Company of Nevada</u>, 26 SEC 426, 427 (1947).

services for business use. Applicant's business has focused on the development of new such products, and Applicant has received global recognition as an innovative technology company.

b. Public Representations of Policy. Applicant states that it has consistently represented that it is engaged in the business of providing secure network cloud services. Applicant further states that it has never held and does not now hold itself out as an investment company within the meaning of the Act or as engaging in the business of investing, reinvesting, owning, holding, or trading in securities. Applicant explains that in its annual reports, stockholder letters, prospectuses, Commission filings, press releases, marketing materials, and on its investor website, its public representations consistently state its mission to help build a better internet by providing solutions to managing individual network hardware for companies of all sizes and growth. Applicant submits that its public representations make clear that shareholders invest in the Applicant's securities with the expectation of realizing gains from Applicant's development and sale of its suite of cloud services and not from returns on an investment portfolio. Applicant states that its only public representations regarding its investment securities are those required to be disclosed in public filings with the Commission.

c. Activities of Officers and Directors. Applicant represents that its officers and directors spend substantially all of their time managing the Applicant's cloud-based services and technology business. Applicant states that its cash management activities are managed internally by its Chief Financial Officer and externally by three investment managers, whose activities are supervised by the Chief Financial Officer. In addition, of the Applicant's approximately 3,181 employees (as of September 30, 2022), Applicant states that only five employees spend time on matters relating to the management of Applicant's Capital Preservation Instruments. Applicant states that none of its officers, directors or employees spends or proposes to devote more than 1% of his or her time, if even that, to management of Capital Preservation Instruments on behalf of the Applicant.

      d. <u>Nature of Assets</u>. Applicant states that, as of September 30, 2022, Applicant's investment securities constituted approximately 65.4% of its total assets (excluding Government securities and cash items) on an unconsolidated basis.[4] Furthermore, Applicant states that as of September 30, 2022, 100% of its investment securities consist of Capital Preservation Instruments. Applicant uses its Capital Preservation Instruments to finance its continued operations. Applicant states that it may in the future make strategic investments in "other investments" consistent with Rule 3a-8. Applicant states, however, that no more than 10% of its total assets (exclusive of Government securities and cash items, including securities of money market funds registered under the Act) will consist of investment securities other than Capital Preservation Instruments.[5] Applicant uses current assets, including its Capital Preservation Instruments, to finance its continued R&D program and operations in connection with the development of the Applicant's software.

      e. <u>Sources of Income and Revenue</u>. Applicant represents that since its inception it has carried net operating losses. Applicant states that it does, however, derive income from its investment securities. Applicant states that a review of its current source of revenues provides a more accurate review of its operating company status, particularly given the upward trend in

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[4] Applicant states that none of its subsidiaries hold any investment securities.

[5] Applicant states that it intends to calculate this percentage by consolidating its financial statement with the financial statements of its wholly-owned subsidiaries (but not with any majority-owned subsidiary that may be acquired in the future).

recognizing substantially increased revenues due to sales of new subscriptions. Applicant states

that it recognizes substantially all of its revenues from fees based on subscriptions and support.

Applicant states that its revenues for the years ended December 31, 2019, 2020 and 2021 were

$287 million, $431.1 million, and $656.4 million, respectively, on an unconsolidated basis. By

contrast, Applicant states that its net investment income in 2019, 2020, and 2021 was $5.8

million, $6.6 million, and $2.0 million in, respectively. Applicant states that all such income was

derived from Capital Preservation Instruments.[6] Applicant states that if net investment income

were compared to its revenue, it would be less than 1.0% of revenue for the fiscal year ended

December 31, 2021, and to less than 1.5% of revenue for the fiscal year ended December 31,

2020.

For the fiscal nine months ended September 30, 2022, Applicant earned $6.6 million of

net investment income, an increase compared to $2.0 million for the fiscal year ended

December 31, 2021. This nonetheless represents less than 1% of revenue for the fiscal nine

months ended September 30, 2022. The increase in net investment income is due to the increase

in interest rates in the fixed income markets.

7. Applicant asserts that its historical development, its public representations of policy,

the activities of its officers and directors, the nature of its assets and its sources of revenue and

income, as discussed in the application, demonstrate that it is engaged primarily in a business

other than that of investing, reinvesting, owning, holding or trading securities. Applicant thus

asserts that it satisfies the criteria for issuing an order under Section 3(b)(2) of the Act.

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[6] Applicant states that it has not, and does not expect to, earn investment income from strategic investments.

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Applicant's Conditions:

Applicant agrees that any order granted pursuant to the application will be subject to the following conditions:

1. Applicant will continue to use its accumulated cash and securities to support its primary business (as such business is described in Applicant's application);

2. Applicant will refrain from investing or trading in securities for speculative purposes; and

3. No more than 10% of Applicant's total assets will consist of investment securities other than Capital Preservation Instruments (as such capitalized term is defined in Applicant's application). For purposes of this condition, total assets excludes cash items (including securities issued by money market funds registered under the Act) and Government securities (as defined in Section 2(a)(16) of the Act). This percentage is to be determined on an unconsolidated basis, except that Applicant should consolidate its financial statements with the financial statements of any wholly-owned subsidiaries.

For the Commission, by the Division of Investment Management, under delegated authority.

Sherry R. Haywood

Assistant Secretary